UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2016

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On September 7, 2016, Biondvax Pharmaceuticals Ltd. ("BiondVax") issued a press release announcing that the board of directors of BiondVax appointed Professor Shai Ashkenazi to serve as a member of the Scientific Advisory Board of BiondVax. As compensation for his services, Professor Ashkenazi will be paid US$ 1,000 per day (or part thereof) on which he provides consultation services to BiondVax. Professor Ashkenazi will be reimbursed for all out-of-pocket expenses. In addition, Professor Ashkenazi will receive unregistered options exercisable for up to 54,000 ordinary shares, par value NIS 0.0000001 each (the "Options"), representing 1,350 ADSs, under the Company's option plan, intended to be approved at the upcoming annual general shareholders meeting, at a per share exercise price of $0.12. The Options are scheduled to vest in four equal installments, 13,500 shares, commencing on the first anniversary date of the appointment and on each anniversary thereafter until all Options are vested at the fourth anniversary.

The terms and conditions are similar to those granted to the previous members appointed to the Scientific Advisory Board.

A copy of this press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated September 7, 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: September 8, 2016	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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